SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939


-------------------------------------------------------------------------------
                      Planet Hollywood International, Inc.
                               (Name of applicant)

                  8669 Commodity Circle, Orlando, Florida 32819
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                   TITLE OF CLASS                     AMOUNT
        10% Secured Deferrable Interest Notes    $95,000,000
                      Due 2005

   Approximate date of issuance:                 February 29, 2000

   Name and address of agent for service:        Robert Earl
                                                 Planet Hollywood International,
                                                 Inc.
                                                 8669 Commodity Circle
                                                 Orlando, Florida 32819
                                                 (407) 903-5500

                                                 With a copy to:

                                                 David L. Finkelman, Esq.
                                                 Stroock & Stroock & Lavan LLP
                                                 180 Maiden Lane
                                                 New York, New York
                                                 10038-4982
                                                 (212) 806-5400


          The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of the applicant.

                                     GENERAL

          1. GENERAL INFORMATION. Furnish the following as to the applicant:

            (a)   Form of organization:
                  A corporation.

            (b) State or other sovereign power under the laws of which organized:
                  Delaware

          2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

          Planet Hollywood International, Inc., a Delaware corporation (the "Company"), proposes to issue, as part of the First Amended Joint Plan of Reorganization of Planet Hollywood International, Inc. and certain of its subsidiaries that are named as debtors therein dated December 13, 1999 (the "Plan of Reorganization"), its 10% Secured Deferrable Interest Notes Due 2005 (the "Notes"). Pursuant to the Plan of Reorganization, (a) each holder of an allowed Class 5 Claim (as defined in the Plan of Reorganization) is entitled to receive its pro rata share of (i) a cash payment of $47.5 million, (ii) $60 million principal amount of Notes and (iii) 2.65 million shares of New Class A Common Stock (as defined in the Plan of Reorganization) and (b) each holder of an allowed Class 6 Claim (as defined in the Plan of Reorganization) is entitled to receive cash and Notes having an aggregate value as a percentage of its Allowed Claim (as defined in the Plan of Reorganization), equal to the aggregate value of the consideration to be received by each holder of a Class 5 Claim as a percentage of its Allowed Claim. The cash component of the distribution to holders of Class 6 Claims shall be the same percentage of such holders' Allowed Claims as the cash component of the distribution to holders of Class 5 Claims is as a percentage of the Allowed Claims of holders in Class 5, counting a distribution of Notes to Class 5 as a cash component.

          The Company has filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") a First Amended Disclosure Statement (the "Disclosure Statement") that was distributed to holders of Class 5 and Class 6 Claims under the Plan of Reorganization for the purpose of soliciting their votes for the acceptance or rejection of the Plan of Reorganization. At a hearing held on December 9, 1999, the Bankruptcy Court approved the Disclosure Statement as containing adequate information in accordance with Section 1125 of the Bankruptcy Code. Following a hearing held on January 20, 2000, the Bankruptcy Court entered an order dated January 21, 2000 confirming the Plan of Reorganization. A copy of the Disclosure Statement, with the Plan of Reorganization annexed thereto as an exhibit, is attached hereto as Exhibit T3E. The Notes are to be issued under an indenture (the "Indenture") among the Company, as Issuer, the Subsidiary Guarantors named therein and United States Trust Company of New York, as trustee, a form of which is attached hereto as Exhibit T3C.

          The Company believes that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of Notes contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.

                                  AFFILIATIONS

          3. AFFILIATES. Furnish a list or diagram of all "affiliates" of the applicant and indicate the respective percentages of "voting securities" or other bases of control.

          Section 5 of this Application sets forth the names and addresses of
(i) those shareholders of the Company holding 10% or more of the Company's voting securities as of February 14, 2000 and (ii) those shareholders expected to hold 10% or more of the Company's voting securities as of the consummation of the Plan of Reorganization.

          The following is a list of direct and indirect subsidiaries of the Company, indicating the percentage of voting securities owned by the Company in each such subsidiary. Indirect subsidiaries are indented and listed under their direct parent corporations and the share of ownership indicated thereof refers to the share ownership of the direct parent corporation.


                                                       PERCENTAGE OF VOTING
                                                       SECURITIES HELD BY
AFFILIATES                                             THE COMPANY

Planet Hollywood New York City, Inc.                        100%
     Planet Hollywood New York, Ltd.                         90%
Planet Hollywood London, Inc.                               100%
     Planet Hollywood Trocadero, LC                          97.8%
Planet Hollywood Paris, Inc.                                100%
     Planet Hollywood France, LC                             99%
Planet Hollywood Tel Aviv, Inc.                             100%
     Planet Hollywood Israel LC                              75%
Planet Hollywood LP, Inc.                                   100%
Planet Hollywood Region V, Inc.                             100%
     Planet Hollywood Texas, Ltd.                            99%
RM 46 Restaurant Vermogensverwaltungs GmbH                  100%
     Movie Restaurant Verwaltungs GmbH                      100%
     Movie Restaurant GmbH & Co. KG                          99%
308 Aviation, Inc.                                          100%
308-III Aviation, Inc.                                      100%
Planet Hollywood Aspen, Inc.                                100%
Planet Hollywood Atlantic City, Inc.                        100%
Planet Hollywood Chicago, Inc.                              100%
Planet Hollywood Costa Mesa, Inc.                           100%
Planet Hollywood Gaming, Inc.                               100%
Planet Hollywood Honolulu, Inc.                             100%
Planet Hollywood Mail Order, Inc.                           100%
Planet Hollywood Orlando, Inc.                              100%
Planet Hollywood Orlando Distribution, Inc.                 100%
Planet Hollywood Phoenix, Inc.                              100%
Planet Hollywood (Region I), Inc.                           100%
Planet Hollywood Region II, Inc.                            100%
Planet Hollywood Region III                                 100%
Planet Hollywood Region IV, Inc.                            100%
Planet Hollywood Region VI, Inc.                            100%
Planet Hollywood Region VII, Inc.                           100%
Planet Hollywood Transportation, Inc.                       100%
Planet Hollywood Warehouse, Inc.                            100%
Planet Hollywood Amsterdam, BV                              100%
Planet Hollywood Canada, Inc.                               100%
Planet Hollywood Czech, a.s.                                100%
Planet Hollywood Europe, Ltd.                               100%
Planet Hollywood (Puerto Rico), Inc.                        100%
Planet Hollywood Restaurantbetriebsgesellschaft GmbH        100%
Planet Hollywood Restaurant OY                              100%
Rivermist Limited                                           100%

Planet Hollywood Asia Pte Ltd. Singapore                     50%
Planet Hollywood Australia Pty Ltd.                         100%
     Planet Hollywood (Sydney) Pty Ltd.                     100%
     Planet Hollywood (Gold Coast) Pty Ltd.                 100%
     Planet Hollywood (Melbourne) Pty Ltd.                  100%
Planet Hollywood (NZ) Holdings Limited                      100%
     Planet Hollywood (Auckland) Limited                    100%
Planet Hollywood Singapore Pte Ltd.                         100%
Planet Hollywood (Hong Kong) Ltd.                            64%
Tetra Asia Limited                                           20%
PT Planet Dwimas                                             20%
Planet Hollywood (Taiwan)                                    50%

All Star Cafe International, Inc.                           100%
     All Star Cafe (Region VII), Inc.                       100%
     All Star Cafe (New York), Inc.                         100%
     Official All Star Cafe (U.K.), Ltd.                     50%
     Official All Star Cafe, Inc.                           100%
          Coast Licensing, Inc.                             100%
     All Star Cafe LP, Inc.                                 100%
     All Star Cafe (Region V), Inc.                         100%

ECE, S.A. de C.V.                                            20%
     Controladora PH, S.A. de C.V.                          100%
     Controladora PH Sudamerica, S.A. de C.V.               100%
     First World Entertainment, S.A.                        100%
     Planet Hollywood Entretenimento LTDA                   100%
     Planet Hollywood Entretenciones, LTDA                  100%
     OASC, S.A. de C.V.                                     100%

Planet Hollywood (Chefs), Inc.                              100%
     Ten Alps, Inc.                                         100%
Cool Planet, Inc.                                            95%
     Cool Planet I, Inc.                                    100%
     Cool Planet II, Inc.                                   100%
Planet Hospitality Holdings, Inc.                           100%
     401 Hotel, LP                                           19.8%
     401 General Partner LLC                                 20%
     401 Commercial, LP                                      19.8%
     Times Square Partners LLC                               20%
Sound Republic, Inc.                                        100%
     Sound Republic I Inc.                                  100%
     Karmalanne, Inc.                                       100%
     Rocky Pit, Inc.                                        100%
     Planet Hollywood (Swiss Centre London), Ltd.           100%
Meant 2 Be, Inc.                                            100%
Silver Bracelets, Inc.                                      100%
Planet Hollywood Switzerland Ltd.                            50%
Planet Hollywood (Japan) K.K.                                50%
PHON, L.L.C.                                                 54.765%

Planet Hollywood Theatres, Inc.                             100%
PMC Management, Inc.                                         50%
Planet Movies Company, L.P.                                  49.5%
     PMBA Unit (AMC), L.P.                                   99%
     PMBA Unit (Planet Hollywood), L.P.                      99%

EBCO Management, Inc.                                       100%
     M Restaurant Venture                                    50%
          U/MRV Co.                                          30%



          Except as set forth in Section 5 of this Application, the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, will be unchanged upon the effectiveness of the Plan of Reorganization (the "Effective Date").

                             MANAGEMENT AND CONTROL

          4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices which the applicant held or to be held by each person named.

         The names of current Directors and executive officers of the Company and their respective mailing addresses are set forth below:

NAME                                            POSITION/PRINCIPAL OCCUPATION
----                                            ------------------------------

Robert Earl                                     Chairman of the Board, President
c/o Planet Hollywood International, Inc.        and Chief Executive Officer;
8669 Commodity Circle                           Director
Orlando, FL 32819

Michael Tarnopol                                Director
c/o Bear, Stearns & Co., Inc.
245 Park Avenue
New York, NY 10167

Thomas Avallone                                  Executive Vice President and
c/o Planet Hollywood International, Inc.         Chief Financial Officer;
8669 Commodity Circle                            Director
Orlando, FL 32819

Mark McCormack                                   Director
c/o International Management Group
IMG Center
1360 East 9th Street, Suite 100
Cleveland, OH 44114

Claudio Gonzalez                                 Director
c/o Kimberly Clark de Mexico,
Jose Luis Lagrange, No. 103
3rd Floor
Colonia, Los Morales
11510 Mexico, D.F.

Ong Beng Seng                                    Director
Leisure Ventures Pte., Ltd.
Kuo Investments Company
767 Third Avenue
33rd Floor
New York, NY 10017


          As of the Effective Date, the following persons will serve as Directors and executive officers of the Company:


NAME                                             POSITION/PRINCIPAL OCCUPATION
----                                             ------------------------------

Robert Earl                                      Chairman of the Board,
c/o Planet Hollywood International, Inc.         President and Chief Executive
8669 Commodity Circle                            Officer; Director.
Orlando, FL 32819

Thomas Avallone                                  Director
c/o Planet Hollywood International, Inc.
8669 Commodity Circle
Orlando, FL 32819

Claudio Gonzalez                                 Director
c/o Kimberly Clark de Mexico,
Jose Luis Lagrange, No. 103
3rd Floor
Colonia, Los Morales
11510 Mexico, D.F.

Steven Grapstein                                 Director
c/o Planet Hollywood International, Inc.
8669 Commodity Circle
Orlando, FL 32819

Mustafa Al Hejailan                              Director
c/o Planet Hollywood International, Inc.
8669 Commodity Circle
Orlando, FL 32819

          It is contemplated that as of the Effective Date there will be two additional Directors who, under the terms of the Plan of Reorganization, are to be designated by the holders of the Notes.

          5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

          A. As of February 14, 2000 with regard to the old Common Stock of the Company (which will be canceled as of the Effective Date):


NAME AND                                                                                         PERCENTAGE OF
COMPLETE MAILING                             TITLE OF                                            VOTING SECURITIES
ADDRESS                                      CLASS OWNED                     AMOUNT OWNED        OWNED
----------------                             ------------                    ------------        ------------------

Ropat Limited                                Class A Common Stock              11,502,367          11.4%
c/o Janice George
1325 Airmotive Way #130
Reno, Nevada 89502

Ong Beng Seng/Leisure Ventures Pte, Ltd.     Class A Common Stock              12,050,335          12.0%
Leisure Ventures Pte., Ltd.
Kuo Investments Company
767 Third Avenue
33rd Floor
New York, NY 10017


          B. As of the Effective Date with regard to the new Common Stock of the
Company:


NAME AND                                                                                   PERCENTAGE OF
COMPLETE MAILING                       TITLE OF                                            VOTING SECURITIES
ADDRESS                                CLASS OWNED                     AMOUNT OWNED        OWNED
----------------                       ------------                    ------------        ------------------
Leisure Ventures Pte Ltd.              Class B Common Stock              1,166,671           11.67%
50 Cuscaden Road
#08-01 HPL House
Singapore 249724

Kingdom Planet Hollywood               Class B Common Stock              2,333,341           23.33%
c/o Kingdom Holding Company
Post Office Box 8653
Riyadh 11492
Kingdom of Saudi Arabia

Holst Trust                            Class B Common Stock              2,333,341           23.33%
c/o Lauren Investments Holdings
Limited, as trustee
International Trust Building
Wickhams Cay
Road Town Tortola
British Virgin Islands

Bay Harbour Management L.C.            Class A Common Stock              1,310,000            13.1%
885 Third Ave.
34th Floor
NY, NY 1022


                                  UNDERWRITERS

          6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

               (a) In connection with the issuance and sale of the Company's 12% Senior Subordinated Notes due 2005, the following entities acted as underwriters:

                           Bear, Stearns & Co. Inc.
                           245 Park Avenue
                           New York, NY  10167

                           Salomon Brothers Inc.
                           7 World Trade Center
                           New York, NY  10048

                           NationsBanc Montgomery Securities LLC
                           600 Montgomery Street
                           San Francisco, CA  94111

                           SG Cowen Securities Corporation
                           1221 Avenue of the Americas
                           New York, NY  10020

                           SunTrust Equitable Securities Corporation
                           200 South Orange Avenue
                           Orlando, FL  32801

                           Scotia Capital USA, Inc.
                           165 Broadway
                           One Liberty Plaza
                           New York, NY  10006

               (b) None.

                               CAPITAL SECURITIES

          7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

                  As of February 14, 2000:

                                                                                             APPROXIMATE
            TITLE OF CLASS                         AMOUNT AUTHORIZED                     AMOUNT OUTSTANDING
--------------------------------------            ---------------------                  ------------------
Class A Common Stock, par value $.01              250,000,000 shares                    100,670,929 shares
per share

Class B Common Stock, par value $.01               25,000,000 shares                      8,314,848 shares
per share

Preferred Stock, $.01 par value                    25,000,000 shares                        none

12% Senior Subordinated Notes due 2005           $250,000,000                          $250,000,000*
                                                 principal amount                         principal amount

       *does not include unpaid accrued interest in the amount of $32,000,000.

          As of the Effective Date:

                                                                                             APPROXIMATE
            TITLE OF CLASS                        AMOUNT AUTHORIZED                       AMOUNT OUTSTANDING
------------------------------------              -----------------                       -------------------
Class A Common Stock, par value $.01              100,000,000 shares                      2,950,000 shares
per share

Class B Common Stock, par value $.01               25,000,000 shares                      7,000,000 shares
per share

Preferred Stock, $.01 par value.                  100,000,000 shares                          none

Senior Secured Notes due 2002                    $ 25,000,000                         $ 25,000,000
                                                 principal amount                     principal amount

10% Secured Deferrable Interest Notes            $ 95,000,000                         $ 60,000,000
due 2005                                         principal amount                     principal amount

               (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

          Set forth below is an analysis of certain provisions of the Company's Amended and Restated Certificate of Incorporation to be filed with the Office of the Secretary of State of the State of Delaware in connection with the consummation of the Plan of Reorganization. The following analysis makes use of certain capitalized terms defined in the Amended and Restated Certificate of Incorporation; such terms shall have the meanings given to them therein and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the Amended and Restated Certificate of Incorporation and is qualified in its entirety by reference thereto.

          Upon the filing of the Amended and Restated Certificate of Incorporation, the shares of Class A Common Stock, par value $.01 per share, and the shares of Class B Common Stock, par value $.01 per share, of the Company issued and outstanding immediately prior to the time when this Amended and Restated Certificate of Incorporation becomes effective will be automatically canceled and extinguished.

          Upon such filing, the Company's authorized capital stock will consist of the following: (i) One Hundred Million (100,000,000) shares of Class A Common Stock, $.01 par value, (ii) Twenty Five Million (25,000,000) shares of Class B Common Stock, $.01 par value, and (iii) One Hundred Million (100,000,000) shares of Preferred Stock, $.01 par value.

          Except as described below or as otherwise required by applicable law, holders of Class A Common Stock and Class B Common Stock will vote together as a single class on all matters submitted to the stockholders for a vote. With respect to all matters upon which stockholders are entitled to vote, the holders of outstanding shares of Common Stock will be entitled to one vote in person or by proxy for each share of Common Stock standing in the name of such stockholders on the record of stockholders.

          Except as described in the immediately following paragraph, the holders of Class B Common Stock shall be entitled, voting separately as a single class by a plurality of the votes cast, to the exclusion of all other classes of the Corporation's capital stock, to elect all members of the Corporation's Board of Directors (the "Class B Directors"); PROVIDED, HOWEVER, that prior to the payment in full of all of the Corporation's obligations under the Notes, two of the Class B Directors shall be individuals designated by the Trustee in accordance with the Indenture (the "Noteholder Designees") pursuant to that certain Voting Agreement by and among the New Money Investors and the Company. Any one or more of the Class B Directors may be removed with or without cause only by a vote of the holders of Class B Common Stock, voting separately as a single class and holding not less than a majority of the issued and outstanding shares of Class B Common Stock; PROVIDED, HOWEVER, that as long as the Notes remain outstanding the Noteholder Designees may not be so removed without the prior written consent of the Trustee, acting as directed by the holders of the Notes.

          After the payment in full of all of the Corporation's obligations under the Notes and upon the vacancies of the directorships held by the Noteholder Designees, the holders of Class A Common Stock shall be entitled, voting separately as a single class by a plurality of the votes cast, to the exclusion of all other classes of the Corporation's capital stock, to elect two
(2) directors to serve on the Corporation's Board of Directors (the "Class A Directors"). Any one or more of the Class A Directors may be removed with or without cause only by a vote of the holders of Class A Common Stock, voting separately as a single class and holding not less than a majority of the issued and outstanding shares of Class A Common Stock.

          At such time when there shall be no shares of Class B Common Stock issued and outstanding, the holders of Class A Common Stock shall be entitled to elect all members of the Corporation's Board of Directors. Directors so elected by the holders of Class A Common Stock may be removed only with cause by a vote of the holders of not less than a majority of the issued and outstanding shares of Class A Common Stock.

          In addition to any other vote that may be required by the Delaware General Corporation Law or the Amended and Restated Certificate of Incorporation, the vote or consent of the holders of any class of Common Stock voting separately as a single class shall be required to amend or restate the Amended and Restated Certificate of Incorporation in a manner that would alter or change the powers, preferences or special rights of such class of Common Stock, so as to affect them adversely.

          The Company's Board of Directors is authorized to cause to be issued from time to time one or more series of Preferred Stock. The Board of Director may determine whether a series of Preferred Stock has voting rights in addition to the voting rights provided by law and the terms and conditions of such voting rights. At the time of the consummation of the Plan of Reorganization, there will be no shares of Preferred Stock issued and outstanding.

          Holders of the Senior Secured Notes due 2002 and the Notes will not have any voting rights by reason of ownership of those securities, except that holders of the Notes will have the right to designate the Noteholders Designees.


                              INDENTURE SECURITIES

          8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

          The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The following analysis of certain provisions of the Indenture makes use of certain capitalized terms defined in the Indenture and not herein, and such terms shall have the meanings given to them in the Indenture and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the Indenture, which provisions are incorporated herein by reference as part of such analysis. (Section references are to the relevant provisions of the Indenture.)

A. DEFAULT PROVISIONS.

          An "Event of Default" occurs under the Indenture if:

               (1) the Company defaults in any payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

               (2) the Company (i) defaults in the payment of the principal of any Note when the same becomes due and payable at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, or (ii) fails to redeem or purchase Notes when required pursuant to the Indenture or the Notes;

               (3) the Company fails to comply with Section 5.1 of the Indenture (When the Company May Merge or Transfer Assets);

               (4) the Company fails to comply with Section 4.2 (SEC Reports),
          4.3 (Limitation on Consolidated Debt), 4.4 (Future Guarantors), 4.5 (Limitations on Restricted Payments), 4.6 (Dividends and other Payment Restrictions Affecting Subsidiaries), 4.7 (Asset Dispositions), 4.8 (Transaction with Affiliates), 4.9 (Limitation on Issuances and Sale of Capital Stock of Restricted Subsidiaries), 4.10 (Change of Control), 4.11 (Limitation on Liens), 4.12 (Business Activities), 4.13 (Maintenance of Insurance), 4.15 (Nomination of Class A Directors) or
          4.17 (Calculation of Original Issue Discount) of the Indenture (other than a failure to purchase Notes when required under Section 4.7 or
          4.10 of the Indenture) and such failure continues for 30 days after the notice specified below;

               (5) the Company fails to comply with any of its agreements in the Notes or the Indenture (other than those referred to in clause (1), (2), (3) or (4) above) and such failure continues for 60 days after the notice specified below;

               (6) Debt of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Debt unpaid or accelerated exceeds $1 million;

               (7) any Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

                    (A) commences a voluntary case;

                    (B) consents to the entry of an order for relief against it in an involuntary case;

                    (C) consents to the appointment of a Custodian of it or for any substantial part of its property; or

                    (D) makes a general assignment for the benefit of its creditors;

          or takes any comparable action under any foreign laws relating to insolvency;

               (8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                    (A) is for relief against the Company or any Significant Subsidiary in an involuntary case;

                    (B) appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property; or

                    (C) orders the winding up or liquidation of the Company or any Significant Subsidiary;

          or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

               (9) any judgment or decree for the payment of money in excess of $1 million, or its foreign currency equivalent at the time is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 days following the entry of such judgment or decree and is not discharged, waived or the execution thereof stayed within 10 days after the notice specified below; or

               (10) a Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

          The term "Bankruptcy Law" means Title 11 of the United States Code, or any similar Federal or state law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

          A Default under clauses (4), (5), or (9) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default".

          The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any Event of Default under clause (6) or (10) and any event which with the giving of notice or the lapse of time would become an Event of Default under clause (4), (5) or (9), its status and what action the Company is taking or propose to take with respect thereto.

          If an Event of Default (other than an Event of Default specified in clause 7 or 8 above with respect to the Company) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the Notes by notice to the Company and the Trustee, may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal, interest shall be due and payable immediately. If an Event of Default specified in clauses 7 or 8 above with respect to the Company occurs, the principal of and interest on all the Notes shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the Notes by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

B. AUTHENTICATION AND DELIVERY OF NOTES; APPLICATION OF PROCEEDS.

          A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

          The Trustee shall authenticate and deliver Notes for original issue upon a written order of the Company signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company. Such order shall specify the amount of the Notes to be authenticated and the date on which the original issue of Notes is to be authenticated. The aggregate principal amount of Notes outstanding at any time may not exceed that amount except as provided in Section 2.7 of the Indenture (Replacement Notes).

          The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

          The Notes are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

          The Notes outstanding at any time are all Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in Section 2.8 (Outstanding Notes) as not outstanding. A Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note.

          There will be no proceeds from the issuance of the Notes.

C. RELEASE OF COLLATERAL.

          The Notes and the Indenture will be subject to the terms and conditions of that certain Intercreditor Agreement (attached to this Application as Exhibit T3C-4) to be entered into by and among The CIT Group/Business Credit, Inc., as agent pursuant to the Senior Credit Agreement (as defined in the Intercreditor Agreement), Bay Harbour Management L.C., as lender under the Senior Subordinated Credit Agreement (as defined in the Intercreditor Agreement), United States Trust Company of New York as the trustee under the Indenture (together with its successors and assigns in such capacity) and certain holders of the Notes (together with their successors and assigns), including the Subordination Provisions annexed thereto.

          Subject to the two succeeding paragraphs below, (i) in the event that any Collateral is sold, transferred or otherwise disposed of in an Asset Disposition or any other transaction permitted by the Indenture, such Collateral shall, concurrently with the disposition of such Collateral be released from the Lien of the relevant Security Documents (attached to this Application as Exhibits T3C-3, T3C-5, T3C-6 and T3C-7) in accordance with the terms of the Security Documents and (ii) the Company and its Subsidiaries may from time to time substitute property or securities released from the Lien of the Security Documents in connection with the sale, transfer or other disposition thereof for other property or securities to be subjected to the Lien of the Security Documents, in each case in accordance with the provisions of the Security Documents.

          At any time when an Event of Default shall have occurred and be continuing and the maturity of the Notes shall have been accelerated (whether by declaration or otherwise) and such acceleration shall not have been rescinded or annulled, no release of Collateral pursuant to the provisions of the Indenture or of the Security Documents shall be effective as against the Holders of the securities without the consent of the Collateral Agent. The Trustee shall promptly notify the Collateral Agent of any rescission or annulment, pursuant to
Section 6.4 of the Indenture, of an acceleration of the Notes.

          The release of any Collateral from the terms of the Security Documents will not be deemed to impair the security under the Indenture in contravention of the provisions thereof if and to the extent the Collateral is released pursuant to the Security Documents. At all times after qualification of the Indenture under the TIA, to the extent applicable, the Company shall cause TIA
Section 314(d) relating to the release of property or securities from the Lien of the Security Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien of the Security Documents to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by Officers of the Company, except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected or approved by the Trustee in the exercise of reasonable care.

D. SATISFACTION AND DISCHARGE OF THE INDENTURE.

          (a) When (i) the Company delivers to the Trustee all outstanding Notes (other than Notes replaced pursuant to Section 2.7 of the Indenture) for cancellation or (ii) all outstanding Notes have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption pursuant to
Article 3 of the Indenture and the Company irrevocably deposits with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date (other than Notes replaced pursuant to Section 2.7 of the Indenture), and if in either case the Company pays all other sums payable hereunder by the Company, then the Indenture shall, subject to Section 8.1(c) thereof, cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of the Indenture on demand of the Company accompanied by an Officers, Certificate and an opinion of Counsel and at the cost and expense of the Company.

          (b) Subject to Sections 8.1(c) and 8.2 of the Indenture, the Company at any time may terminate (i) all its obligations under the Notes and the Indenture ("legal defeasance option") or (ii) its obligations under Sections 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9, 4.10, 4.11, 4.12, 4.13, 4.15 and 4.17
and the operation of Sections 6.1(4), 6.1(6), 6.1(7), 6.1(8), 6.1(9) and 6.1(10)
under the Indenture (but, in the case of Sections 6.1(7) and (8) thereof, with respect only to Significant Subsidiaries) and the limitations contained in Sections 5.1(a)(iii) and (iv) thereof ("covenant defeasance option"). The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

          If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in Sections 6.1(4), 6.1(6), 6.1(7), 6.1(8), 6.1(9) and 6.1(10) of the Indenture
(but, in the case of Sections 6.1(7) and (8) thereof, with respect only to Significant Subsidiaries) or because of the failure of the Company to comply with Section 5.1(a)(iii) or (iv) thereof. If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor, if any, shall be released from all its obligations with respect to its Subsidiary Guarantee.

          Upon satisfaction of the conditions set forth herein the Trustee shall acknowledge in writing the discharge of those obligations that the Company terminates.

          (c) Notwithstanding clauses (a) and (b) above, the Company's obligations in Sections 2.3, 2.4, 2.5, 2.6, 2.7, 2.8, 7.7 and 7.8 and in this
Article 8 shall survive until the Notes have been paid in full. Thereafter, the Company's obligations in Sections 7.7, 8.4 and 8.5 shall survive.

          The Company may exercise its legal defeasance option or its covenant defeasance option only if:

               1. the Company irrevocably deposits in trust with the Trustee money or Defeasance Obligations for the payment of principal of and interest on the Notes to maturity or redemption, as the case may be;

               2. the Company delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited Defeasance Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the Notes to maturity or redemption, as the case may be;

               3. 123 days pass after the deposit is made and during the 123-day period no Default specified in Sections 6.1(7) or (8) with respect to the Company occurs which is continuing at the end of the period;

               4. the deposit does not constitute a default under any other agreement binding on the Company;

               5. the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

               6. in the case of the legal defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the Issue Date there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

               7. in the case of the covenant defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

               8. the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes as contemplated by this
          Article 8 have been complied with.

          Before or after a deposit, the Company may make arrangements satisfactory to the Trustee for the redemption of Notes at a future date in accordance with Article 3 of the Indenture.

          The Trustee shall hold in trust money or Defeasance Obligations deposited with it pursuant to Article 8 of the Indenture. It shall apply the deposited money and the money from Defeasance Obligations through the Paying Agent and in accordance with the Indenture to the payment of principal of and interest on the Notes.

          The Trustee and the Paying Agent shall promptly turn over to the Company upon written request any excess money or securities held by them at any time.

          Subject to any applicable abandoned property law, the Trustee and the Paying Agent shall pay to the Company upon request any money held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter, Holders entitled to the money must look to the Company for payment as general creditors.

          If the Trustee or Paying Agent is unable to apply any money or Defeasance Obligations in accordance with Article 8 of the Indenture by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under the Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Article 8 of the Indenture until such time as the Trustee or Paying Agent is permitted to apply all such money or Defeasance Obligations in accordance with Article 8 of the Indenture; PROVIDED, HOWEVER, that, if the Company has made any payment of interest on or principal of any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Defeasance Obligations held by the Trustee or Paying Agent.

E. EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS.

          The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company an Officers' Certificate, one of the signers of which shall be the principal executive, principal financial or principal accounting officer of the Company, stating that in the course of the performance by the signers of their duties as officers of the Company they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Company is taking or propose to take with respect thereto. The Company also shall comply with TIA ss.314(a)(4).

          9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

         All Star Cafe (New York), Inc.
         All Star Cafe International, Inc.
         Coast Licensing, Inc.
         Cool Planet I, Inc.
         Cool Planet II, Inc.
         Cool Planet, Inc.
         EBCO Management, Inc.
         Meant 2 Be, Inc.
         Official All Star Cafe, Inc.
         Planet Hollywood (Atlantic City), Inc.
         Planet Hollywood (Chefs), Inc.
         Planet Hollywood (Honolulu), Inc.
         Planet Hollywood (New York City), Inc.
         Planet Hollywood (New York), Ltd.
         Planet Hollywood (Orlando), Inc.
         Planet Hollywood (Region I), Inc.
         Planet Hollywood (Region II), Inc.
         Planet Hollywood (Region III), Inc.
         Planet Hollywood (Region IV), Inc.
         Planet Hollywood (Region V), Inc.
         Planet Hollywood (Region VI), Inc.
         Planet Hollywood (Region VII), Inc.
         Planet Hollywood (Texas), Ltd.
         Planet Hollywood (Warehouse), Inc.
         Planet Hollywood France, LC
         Planet Hollywood London, Inc.
         Planet Hollywood LP, Inc.
         Planet Hollywood Paris, Inc.
         Planet Hollywood Tel Aviv, Inc.
         Planet Hollywood Theaters, Inc.
         Planet Hollywood Trocadero, LC
         Planet Hospitality Holdings, Inc.
         Silver Bracelets, Inc.
         Sound Republic I, Inc.
         Sound Republic, Inc.
         Ten Alps, Inc.

          The complete mailing address of each obligor is c/o Planet Hollywood International, Inc., 8669 Commodity Circle, Orlando, FL 32819.

          Contents of application for qualification. This application for qualification comprises:

               (a) Pages numbered 1 to 19, consecutively.

               (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified, which statement shall be filed by amendment.

               (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit T3A-1         Certificate of Incorporation of the Company. The
                      Certificate of Incorporation will be amended and restated in connection with the Plan of Reorganization.

Exhibit T3A-2         The form of Amended and Restated Certificate of
                      Incorporation of the Company.

Exhibit T3B-1         By-Laws of the Company. The By-Laws will be amended and
                      restated in connection with the Plan of Reorganization.

Exhibit T3B-2         The form of Amended and Restated By-Laws of the Company.

Exhibit T3C-1         Form of the 10% Secured Deferrable Interest Notes
                      Indenture dated as of February __, 2000, among the Company, as Issuer, the Subsidiary Guarantors named therein and United States Trust Company, as trustee.

Exhibit T3C-2         Form of Note (Exhibit A to the Indenture).

Exhibit T3C-3         Form of Guarantor Security Agreement (Exhibit B to the
                      Indenture). To be filed by amendment.

Exhibit T3C-4         Form of Intercreditor Agreement (Exhibit C to the
                      Indenture).

Exhibit T3C-5         Form of Mortgage (Exhibit D to the Indenture). To be filed by amendment.

Exhibit T3C-6         Form of Pledge Agreement (Exhibit E to the Indenture). To
                      be filed by amendment.

Exhibit T3C-7         Form of TSP Pledge Agreement (Exhibit G to the Indenture).
                      To be filed by amendment.

Exhibit T3D           Order confirming the First Amended Joint Plan of
                      Reorganization, dated January 21, 2000.

Exhibit T3E-1         A copy of the First Amended Disclosure Statement regarding the First Amended Joint Plan of Reorganization, with certain exhibits thereto sent or given to security holders in connection with the issuance or distribution of the Notes.

Exhibit T3E-2         Dolin Recano & Company, Inc. letter to Brokers, Dealers,
                      Commercial Banks, Trust Companies and other Nominees.

Exhibit T3E-3         Master Ballot for Accepting or Rejecting the First
                      Amended Joint Plan of Reorganization.  For use by
                      Record Holder Nominees of Owners of Class 5 (Old Senior
                      Subordinated Notes) Claims.

Exhibit T3E-4         Letter to Clients.

Exhibit T3E-5         Ballot for Accepting or Rejecting the First Amended Joint
                      Plan of Reorganization.  Ballot for Class 5 Claim (Old
                      Senior Subordinated Notes Claims) Beneficial Owners.

Exhibit T3E-6         Ballot for Accepting or Rejecting the First Amended
                      Joint Plan of Reorganization.  Ballot for Class 6 Claims
                      (General Unsecured Claims).

Exhibit T3E-7         Notice of Order (A) approving the Debtors' Disclosure
                      Statement, Forms of Ballots and related solication material, (B) establishing procedures for solication of votes on the Debtors' First Amended Joint Plan of
                      Reorganization, (C) establishing Record Date, Voting
                      Deadline and procedures for tabulation of votes on Debtors' Plan, (D) establishing Administrative Claims
                      Date and (E) fixing date and time for the filing of objections to, and scheduling hearing on, confirmation of the Debtors' Plan.


Exhibit T3F           A cross reference sheet showing the location in the
                      Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust
                      Indenture Act of 1939, included in Exhibit T3C-1.

Exhibit 99            Statement of Eligibility on Form T-1.

                                  [END OF TEXT]

                                    SIGNATURE

          Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Planet Hollywood International, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Orlando, and State of Florida, on the 18th day of February, 2000.

                                            PLANET HOLLYWOOD INTERNATIONAL, INC.

         [Seal]                             By /s/ Thomas Avallone
                                               --------------------------------
                                               Thomas Avallone
                                               Executive Vice President
                                               and Chief Financial Officer


Attest /s/ Mark S. Helm
        --------------------------------
        Mark S. Helm
        Vice President and
        General Counsel